Direct Number: (216) 586-7254
cjhewitt@jonesday.com

JP101302 297226-600014	July 28, 2009
VIA EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel Morris Special Counsel, Division of Corporation Finance

Re:	Axsys Technologies, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed July 10, 2009 File No. 000-16182

Dear Ladies and Gentlemen:
     On behalf of Axsys Technologies, Inc., a Delaware corporation (“Axsys”), this letter and the enclosed amendment respond to the Staff’s comments to Axsys, with respect to the preliminary proxy statement on Schedule 14A that were contained in your letter dated July 24, 2009.
     For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the amended filing of the preliminary proxy statement.
Preliminary Proxy Statement on Schedule 14A
Governmental Review, page 6
1.	Please tell us why you withdrew, and re-filed, the original notifications.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that GD AIS withdrew and re-filed its original notification in order to give the Department of Justice additional time to complete its review of the transaction.

Securities and Exchange Commission
July 28, 2009

Background of the Merger, page 16
2.	We note your response to prior comment 1 and reissue in part. We are unable to locate disclosure in the Background Section describing GD AIS’s role, or lack thereof, in the negotiation process. We are also unable to find disclosure that states that General Dynamics and Axsys agreed to have GD AIS enter into the merger agreement for “organizational reasons,” as indicated in your response letter. Please include a statement as to GD AIS’ role, or lack thereof, in the negotiation process. In addition, please revise this section to disclose the “organizational reasons” referred to in your response letter. To the extent the transaction structure (including the guaranty) was the subject of negotiation, please discuss.
Axsys has revised the preliminary proxy statement on page 18 in response to the Staff’s comment.
3.	We note your revised disclosure in the third paragraph of this section. Please further revise to disclose in greater detail Messrs. Bershad’s and Baxt’s discussions in late 2008 with respect to your recent performance and stock price, your prospects and the current state of the economy, and how these factors might affect your ability to successfully market yourself in an auction.
Axsys has revised the preliminary proxy statement on page 16 in response to the Staff’s comment.
4.	In response to prior comment 13, you state that the company did not consider during the auction process any alternatives, other than continuing as an independent entity. However, your current disclosure suggests that other alternatives were considered. For instance, in the fourth paragraph of this section you state that Jefferies was engaged to assist with “a possible sale or other business transaction involving Axsys.” We also note your statement in the second bullet point under “Axsys’ Reasons for the Merger” that the board reviewed “possible alternatives” to a sale. If remaining independent was the only alternative considered by the company, please revise your disclosure to remove the implication that multiple alternatives were considered. Otherwise, please revise to disclose the various alternatives considered.
Axsys has revised the preliminary proxy statement on pages 16 and 19 in response to the Staff’s comment by deleting all references to other alternatives because only a sale or remaining independent were considered as part of the sales process.
5.	Refer to the second paragraph on page 17. You state that various bidders were unwilling to provide formal indications of interest due to the publicity surrounding the sale. While we note that three such bidders elected instead to provide you with

Securities and Exchange Commission
July 28, 2009

informal preliminary indications of interest, it is unclear whether other bidders may have elected to avoid the auction process altogether. Therefore, the full impact of publicity on the auction process is difficult to assess. Please revise to disclose whether you are aware of specific potential bidders who indicated that they would neither participate on a formal basis nor preliminary basis due to concerns related to publicity.
Axsys has revised the preliminary proxy statement on page 17 in response to the Staff’s comment.
6.	Please confirm to us that the bidders that withdrew from the auction specifically disclosed to the company the reasons for withdrawal specified in the third sentence of the sixth paragraph on page 17. If the company is merely speculating as to the likely reasons that the bidders withdrew, please revise to clarify.
Axsys has revised the preliminary proxy statement on page 17 in response to the Staff’s comment.
7.	Refer to the sixth paragraph on page 17. Given the positive feedback on your business from the bidders, did the board conduct any further discussions regarding whether to remain independent. Please revise accordingly.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that the May 7, 2009 meeting in question was a regularly scheduled meeting where the Board received an update on the progress of the sale process among many other topics that were considered. Bids were due shortly after the meeting and, therefore, no specific discussion occurred at that meeting regarding whether to remain independent. As discussed a couple paragraphs later, the Board determined to proceed with General Dynamics at a price of $53.50 or better, having determined that a deal with General Dynamics at $53.50 or better was superior to remaining independent.
8.	We note your response to prior comment 17 and your disclosure at the top of page 18 that the other bid was “lower in price.” Please revise to disclose the proposed consideration offered by the other bidder.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that it is subject to a confidentiality agreement with the other bidder that prohibits Axsys from disclosing the terms of its bid. Furthermore, in an all cash deal, Axsys does not believe that it is particularly relevant how much lower the other bid was, especially given the other negative aspects of the other bid. All that matters is that it was less, and had Axsys pursued it over General Dynamics’ higher bid price, the Board might have opened itself up to suit under fiduciary duty law for violating its Revlon duties. Consequently, Axsys respectfully declines to provide the amount of the other bid.

Securities and Exchange Commission
July 28, 2009

9.	We also note that the reference in the same paragraph to potential regulatory and other timing issues is vague. Please revise to provide additional detail regarding the positive and negative attributes of the competing offer. Note that your revised discussion should disclose the material terms of the competing offer.
Axsys has revised the preliminary proxy statement on page 18 in response to the Staff’s comment. As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that the Board did not believe there were any positive attributes of the competing offer compared to General Dynamics’ offer. Axsys further believes that, as the bidder submitted only a letter and not a marked up merger agreement, the only material term in the letter was the price.
10.	In the second full paragraph on page 18, you state that the merger agreement was negotiated by legal counsel to Axsys and General Dynamics between May 22, 2009 and June 3, 2009. Please revise to provide more detailed disclosure regarding negotiations of the material terms of the merger agreement, including discussions of how disagreements (if any) between the parties as to material terms were resolved.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that Axsys previously revised the disclosure to add a discussion of the material terms negotiated during this period, i.e., closing conditions, termination events and termination fees and related triggers, and it believes no further disclosure or detail is needed.
11.	It does not appear that you have revised your disclosure to address the issues raised in prior comment 18. Accordingly, we reissue the comment.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that each of these issues is discussed in detail in Axsys’ periodic reports, including on Form 10-K and Form 10-Q. Furthermore, Axsys has incorporated each of its periodic reports since its last Form 10-K was filed into the proxy statement.
Opinion of Jefferies & Company, Inc., page 21
12.	We note your response to prior comment 21 and re-issue the comment. Please include a comprehensive table at the beginning of the section summarizing the range of values suggested by each material valuation methodology employed. We continue to believe that the chart provides investors with a useful summary of the information presented in this section.
As discussed with the Staff on July 27, 2009, Axsys believes that the current disclosure is clear and adding a summary table would not enhance the disclosure.

Securities and Exchange Commission
July 28, 2009

13.	We noted your response to prior comment 22 and reissue. Your statement that the methods of financial analysis are “not necessarily susceptible to partial analysis or summary description” would appear to disclaim responsibility for the accuracy and completeness of your disclosure. Please remove this disclosure.
As discussed with the Staff on July 27, 2009, Axsys believes that the language in question does not disclaim responsibility for the accuracy and responsibility of the disclosure, is standard disclosure that is customarily utilized by many financial advisors in proxy statements and other SEC filings, and accordingly no change in the disclosure is required.
14.	We note your response to prior comment 23 and reissue the comment. We do not agree that disclosure of relative weightings would create a misleading or incomplete view of the process. In this regard, we note your disclosure on page 26 that Jefferies determined that the premium paid analysis for the 1-day and 4-weeks prior to June 2, 2009 was “not particularly meaningful.”
As discussed with the Staff on July 27, 2009, Axsys has revised the preliminary proxy statement on page 23 in response to the Staff’s comment.
15.	We note your response to prior comment 24. Please disclose, if true, that the May 21, 2009 preliminary valuation analysis was substantially similar to the final valuation analysis presented to the board on June 3, 2009.
As discussed with the Staff on July 27, 2009, Axsys has revised the preliminary proxy statement on page 18 in response to the Staff’s comment.
Historical Trading Analysis, page 23
16.	We note your response to prior comment 26. With a view to disclosure, please tell us whether Jefferies utilized any quantitative parameters to determine the reasonable similarity of the businesses, end markets and operating profiles of the five companies.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that Jefferies did not utilize any quantitative parameters to determine reasonable similarity with regard to the Axsys Selected Comparable Companies.
17.	We note your response to prior comment 27. It is not clear to us how the historical trading analysis could be a factor that is considered in arriving at a fairness determination. Please advice. Also please disclose what perspective Jefferies gained from the analysis.

Securities and Exchange Commission
July 28, 2009

As discussed with the Staff on July 27, 2009, Axsys has revised the preliminary proxy statement on page 24 in response to the Staff’s comment to indicate that the historical trading analysis was presented to the Board solely for informational purposes.
Comparable Public Company Analysis, page 24
18.	We note your response to prior comment 30. Based on your disclosure, the value to investors of the mathematical analysis, including mean and median figures, is not clear. Accordingly, we reissue the comment.
As discussed with the Staff on July 27, 2009, Axsys has revised the preliminary proxy statement on pages 25 and 26 in response to the Staff’s comment.
Selected Comparable Transactions Analysis, page 24
19.	We note your response to prior comment 31. With a view to disclosure, please tell us whether Jefferies utilized any quantitative parameters in addition to enterprise value to determine the reasonable similarity of the nine transactions.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that Jefferies did not utilize any quantitative parameters in addition to enterprise value to determine reasonable similarity with regard to the selected transactions.
20.	We note your response to prior comment 33. Please disclose which transactions involved private company targets and which ones involved public company targets.
As discussed with the Staff on July 27, 2009, Axsys has revised the preliminary proxy statement on page 25 in response to the Staff’s comment.
Premiums Paid Analysis, page 26
21.	We note your response to prior comment 33. Please disclose the eighteen transactions and disclose that all involved public companies.
As discussed with Staff on July 27, 2009, Axsys supplementally advises the Staff that Jefferies did not, as part of its presentation, dated June 3, 2009, to the Board (a copy of which presentation has been previously delivered to the Staff on a supplemental basis), identify the transactions it utilized in performing the Premiums Paid Analysis. As such, Axsys respectfully submits that it should not be required to disclose the transactions that were utilized in this analysis. In considering the fact that the proxy statement does not include the disclosure requested by the Staff, Axsys respectfully calls the Staff’s attention

Securities and Exchange Commission
July 28, 2009

to the view of the Delaware Court of Chancery in a case in which summary of certain analytical nature done by an investment bank was not included in the proxy statement: “It thus seems impossible to say that the company’s proxy solicitation is deficient because it fails to contain information that, so far as the record shows, neither the company nor the directors knew.” Behrens v. United Investors Management Co., C.A. No. 12876, 1993 Del. Ch. Lexis 217, at *43.
22.	We note your response to prior comment 35. Please note that comment 35 asks how the board, as opposed to Jefferies, considered the premiums paid analysis for the periods 1-day and 4-weeks prior to June 2, 2009. We therefore reissue the comment.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that the Board did not consider the premiums paid analysis for the periods 1-day and 4-weeks prior to June 2, 2009, separately from Jefferies’ analyses taken as a whole.
Security and Ownership of Certain Owners, page 56
23.	We note your response to prior comment 44. Please revise footnotes (1) through (4) to disclose the natural person with voting and dispositive power over the shares listed. If unable to disclose the identity of natural persons through Section 13D and 13G filings, please tell us what steps you have taken to determine this information.
As discussed with the Staff on July 27, 2009, Axsys supplementally advises the Staff that the information set forth in footnotes (1) through (4) is derived from the Schedule 13Ds and Schedule 13Gs that the footnotes reference. These Schedule 13Ds and Schedule 13Gs are filed by unaffiliated third parties and do not disclose the natural person with voting and dispositive power over the shares listed. Axsys, therefore, is unable to determine the natural person, if any, with voting and dispositive power over the shares listed. Because Item 403 of Regulation S-K, as incorporated into Item 6(d) of Schedule 14A, does not require disclosure of the natural person with such voting or dispositive power, Axsys has not taken any steps to determine this information other than the review of the Schedule 13Ds and Schedule 13Gs.
24.	We note your response to prior comment 46. Please supplementally provide the staff with copies of Schedule A to Annex A.
Schedule A to Annex A is being separately delivered to the Staff on a supplemental basis by Jones Day, counsel to Axsys, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, Jones Day is requesting the schedules be returned.

Securities and Exchange Commission
July 28, 2009

General Statement
     At your request, Axsys further acknowledges that:
•	Axsys is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•	Axsys may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254.
Very truly yours,
/s/ Christopher J. Hewitt
Christopher J. Hewitt

cc (w/o encl.):	Stephen Bershad, Axsys Technologies, Inc.
Cynthia McNickle, Axsys Technologies, Inc.
Arjun Kampani, General Dynamics Corporation
Thaddeus J. Malik, Esq., Jenner & Block LLP